                                                                    EXHIBIT 4.30

                              AMENDMENT NUMBER ONE
                                       TO
                           SIXTH AMENDED AND RESTATED
              DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

                              HOME PROPERTIES, INC.

The Sixth Amended and Restated  Dividend  Reinvestment and Direct Stock Purchase
Plan (the "Plan") of Home Properties, Inc. shall be amended as follows:

1. Name of Home  Properties.  The name "Home Properties of New York, Inc." shall be changed to "Home Properties, Inc." wherever it appears in the Plan.

2. Number of Shares Available. The number of shares of Common Stock available to be issued under the Plan shall be increased  by 3,000,000  shares to  15,400,000 share of Common Stock.

3.  Discount  Eliminated.  Effective  with  all  purchases  made  and  dividends reinvested on and after  December 10, 2004,  the price per share of Common Stock for shares purchased for the Plan shall, in all cases, be 100% (rather than 98%)
of the Plan Purchase Price.

4.  Removal of Optional  Cash Payment  Limitations.  The words "and a maximum of
10,250,000  shares is available  under the Plan for purchase  with optional cash payments"  shall be removed  from the last  sentence of the first  paragraph  of
Section 7.

5. Defined Terms.  All capitalized  terms used herein and not defined shall have the meanings given them in the Plan.

6.  Effective  Date.  Except as  otherwise  provided in  paragraph 3 above,  the effective date of this Amendment is November 2, 2004.